Exhibit 3.5

ARTICLES OF INCORPORATION

I

The name of this corporation is AICA-IE Restaurant, Inc.

II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the State of California of this corporation’s initial agent for service of process is:

Name:	Corporation Service Company which will do business in California as CSC - Lawyers Incorporating Service

Address:
City:	State: CALIFORNIA Zip:

IV

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 1,000.

/s/ Sue Minahan
Sue Minahan, Incorporator